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SECURI ... MISSION

10036015

SECURITIES AND EXCHANGE COMMISSION
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MAR 2 2010
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SEC FILE NUMBER
8-47257

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INTERACTIVE BROKERS LLC AND SUBSIDIARIES
(SEC I.D. No. 8-47257)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Interactive Brokers LLC
Greenwich, CT

We have audited the accompanying consolidated statement of financial condition of Interactive Brokers LLC and subsidiaries (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



February 26, 2010

INTERACTIVE BROKERS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009

Assets

Cash and cash equivalents	$ 67,368,913
Cash and securities - segregated for regulatory purposes	6,328,698,670
Securities borrowed	1,385,938,512
Securities purchased under agreements to resell	311,262,844
Deposits with clearing organizations	1,807,920
Other receivables:	
Customers (net of allowance for doubtful accounts of $16,637,147)	3,239,610,017
Brokers, dealers and clearing organizations	634,109,986
Affiliates	54,140,987
Interest	7,728,221
Other assets	39,008,877
Total assets	$ 12,069,674,947

Liabilities and members' capital

Liabilities:	
Payable to customers	$ 10,592,916,165
Securities loaned to an affiliate	325,088,669
Other payables:	
Brokers, dealers and clearing organizations	75,694,920
Accounts payable, accrued expenses and other liabilities	31,787,387
Affiliates	32,239,223
Interest	2,492,982
	11,060,219,346
Members' capital	1,009,455,601
Total liabilities and members' capital	$ 12,069,674,947

See accompanying notes to the consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC ("IBLLC"), together with its wholly-owned subsidiaries (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges. The Company is also a member of the National Futures Association ("NFA") and a registered Futures Commission Merchant. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries securities accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodities accounts and is subject to the segregation requirements pursuant to the Commodity Exchange Act.

The Company's wholly-owned subsidiary is Interactive Brokers Corp. ("IB Corp."), which is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the FINRA and of the NFA .

The Company is 99.9% owned by IBG LLC, ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 6).

The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This consolidated statement of financial condition is presented in U.S. dollars and has been prepared in conformity with the Accounting Standards codification ("ASC"), which became effective as of July 1, 2009 and applies to all financial statements issued after September 15, 2009. The Codification replaced the previous four level Generally Accepted Accounting Principles ("GAAP") hierarchy of authoritative accounting and reporting guidance ("Levels A through D"), other than the rules and interpretive releases of the SEC, with two levels, "authoritative" and "non-authoritative". Authoritative guidance is comprised of literature issued by the FASB and its predecessor organizations, as presented in the Codification. The ASC is comprised of four (4) principal "Areas" - Presentation, Financial Statement Line Items, Broad Transactions and Industry Content. Non-authoritative guidance is comprised of all "non-grandfathered, non-SEC accounting literature" not included in the Codification.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially

from those estimates. Such estimates include the estimated fair value of financial instruments, the estimated useful lives of property and equipment, compensation accruals, allowance for doubtful accounts and estimated contingency reserves.

Fair Value

At December 31, 2009, substantially all of the Company's assets and liabilities, including financial instruments, were carried at fair value based on market prices, as published by exchanges and clearinghouses, or were assets which are short-term in nature and were carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of ASC 820, *Fair Value Measurements and Disclosures* (formerly SFAS No. 157), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

In determining fair value, all financial instruments, except currency forward contracts, which are classified as Level 2 financial instruments, are classified within Level 1 of the fair value hierarchy. Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include Canadian government obligations which are included in deposits with clearing organizations in the consolidated statement of financial condition. Level 2 financial instruments include FDIC insured corporate bonds, included in cash and securities segregated for regulatory purposes, and currency forward contracts, which are classified as Level 2 financial instruments as such instruments are not exchange-traded.

The following tables set forth, by level within the fair value hierarchy, financial instruments owned and financial assets and liabilities at fair value as of December 31, 2009. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets, At Fair Value as of December 31, 2009			
	Level I	Level 2	Level 3	Total
Securities segregated for regulatory purposes		$ 441,390,845	$ -	$ 441,390,845
Deposits with clearing organizations	$ 1,807,920			1,807,920
Receivables from brokers, dealers and clearing organizations		12,074,508		12,074,508
	$ 1,807,920	$ 453,465,353	$ -	$ 455,273,273

	Financial Liabilities, At Fair Value as of December 31, 2009			
	Level I	Level 2	Level 3	Total
Payables to brokers, dealers and clearing organizations	-	$ 6,604,404	$ -	$ 6,604,404
	$ -	$ 6,604,404	$ -	$ 6,604,404

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries. The Company's policy is to consolidate all entities of which it owns more than 50% unless it does not have control. All inter-company balances and transactions have been eliminated. Pursuant to ASC 860, *Transfers and Servicing* (formerly SFAS No. 166) and ASC 810, *Consolidations* (formerly SFAS No. 167, which incorporate provisions from former FASB Interpretation ("FIN") No. 46(R)), the Company would also consolidate any Variable Interest Entities ("VIEs") of which it is the primary beneficiary. At December 31, 2009, the Company does not have any interests in VIEs.

At December 31, 2009, $12,742,832 of assets and $5,129,205 of liabilities were attributable to a consolidated subsidiary. The stockholder's equity of this subsidiary was $7,613,627 at December 31, 2009.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less.

Cash and Securities — Segregated for Regulatory Purposes

The Company is obligated by rules mandated by its primary regulators including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities. The Company maintains segregated accounts at major money-center banks. At December 31, 2009, the Company had more than 10% of its total cash and cash equivalents at each of three of these banks.

Securities Borrowed and Securities Loaned

The Company borrows and loans securities in order to facilitate customer settlements. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral which may be in the form of cash, letters of credit, or other securities. With respect to securities

loaned, the Company receives collateral which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required contractually. Receivables and payables with the same counterparty are not offset in the consolidated statement of financial condition.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are treated as collateralized financing transactions and are carried at contract value plus accrued interest. The Company's policy is to obtain possession of collateral, with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required through contractual provisions.

Securities received as collateral consisted of U.S. Treasury Notes. In the normal course of business, these securities have been deposited with clearing organizations, and segregated for regulatory purposes.

Financial Instruments

Deposits with Clearing Organizations

Deposits with clearing organizations consist of securities which have been placed with clearing organizations in the normal course of business. These securities consisted of Canadian Treasury Bills, carried at amortized cost, which approximate fair value. These transactions are recorded on a trade date basis. At December 31, 2009, the Company had $1,807,920 in a Canadian Treasury Bill that was pledged with the Company's clearing organization.

Currency spot and forward contracts

The Company enters into currency forward contracts for customer funds denominated in foreign currencies to obtain U.S. dollars, with a locked-in rate of return, to make bank deposits denominated in U.S. dollars to satisfy regulatory segregation requirements and on behalf of its affiliates. A currency forward contract is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the swap term. Interest rate differences, between currencies, are captured in the contractual swap rates. The Company also executes currency spot contracts on behalf of its customers and affiliates. These currency spot and forward transactions are recorded on a trade date basis at fair value based on quoted market prices. Included in the receivables from, and in payables to brokers, dealers and clearing organizations are $12,074,508 and $6,604,404, respectively, which represent unsettled amounts of currency spot and forward contracts at December 31, 2009.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the year-end exchange rates. Foreign currency denominated revenues and expenses are translated at the exchange rates in effect at the transaction dates.

Customer Receivables and Payables

Customer securities transactions are recorded on a settlement date basis and customer commodities transactions are recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables from institutional non-cleared customers and payables for execution and clearing fees and expenses are recorded as fees receivables and fees payable, which are included in other assets and accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition, respectively.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails-to-deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to futures contracts executed on behalf of the Company's customers.

Stock-Based Compensation

The Company follows ASC 718, *Compensation – Stock Compensation* (formerly SFAS No. 123(R)) to account for its stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the consolidated statement of financial condition using a fair value-based method. As a result, the Company expenses the fair value of stock granted to employees over the related vesting period.

Property, Equipment and Software Costs

Property, equipment and software consist primarily of technology hardware, software, internally developed software and leasehold improvements. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Qualifying costs for internally developed software are capitalized and amortized over the expected useful life of the developed software, not to exceed three years.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* (which incorporates formerly SFAS No. 109 and FIN No. 48), "Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

The Company operates in the United States as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASU's") as the means to add to or delete from, or to amend the ASC. Following is a summary of recently issued ASU's that may affect the Company's consolidated statement of financial condition:

	Affects	**Status**
ASU 2009-05	*Measuring Liabilities at Fair Value* – provides guidance on the measurement of the fair value of liabilities under ASC 820.	Effective for interim and annual periods beginning after August 28, 2009
ASU 2009-10	*Financial Services – Brokers and Dealers: Investments – Other* – amendment to ASC 940-325 (SEC Update)	Upon issuance
ASU 2009-17	*Improvements to Financial Reporting by Enterprises Involved with Variable Interest Enterprises* – Amends ASC 810 for the issuance of SFAS No. 167	Periods beginning on or after December 15, 2009
ASU 2010-09	*Subsequent Events (Topic 856)* - Amendments to Certain Recognition and Disclosure Requirements	Effective on issuance

Adoption of those ASU's that became effective during 2009 and in 2010, prior to the issuance of the Company's consolidated statement of financial condition, did not have a material effect on the Company's consolidated statement of financial condition. Management is assessing the potential impact on the Company's consolidated statement of financial condition of adopting ASU's that will become effective in the future.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which SFAS is now a sub-topic within ASC 805, *Business Combinations*. ASC 805-10 replaced SFAS No. 141, mandating changes in the accounting for business combinations most notably that changes in purchase price allocations, if made, are required to be applied retrospectively, whereas under SFAS No. 141, such changes were applied prospectively. ASC 805-10 was effective for an entity's fiscal year beginning after December 15, 2008, and early adoption was not permitted. The Company cannot anticipate whether ASC 805-10 will have a material effect on its consolidated

statement of financial condition as such effect would be solely dependent on whether or when the Company enters into business combinations in the future and the terms of such transactions.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*, which SFAS is now a sub-topic within ASC 815, *Derivatives and Hedging*. ASC 815-10 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 2008. Adoption of ASC 815-10 did not have a material effect on the Company's consolidated statement of financial condition.

In November 2008, the SEC issued its "Roadmap for the Potential Use of Financial Statements Prepared in Accordance with International Financial Reporting Standards by U.S. Issuers" ("IFRS Roadmap"). The IFRS Roadmap would require SEC registrants to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board in 2014. IFRS is increasingly being applied by financial statement preparers in countries outside the U.S. One of the stated purposes of the IFRS Roadmap is that adopting IFRS will provide a global set of high-quality accounting standards so that U.S. investors would have an enhanced ability to compare financial information of U.S. companies with that of non-U.S. Companies. In issuing the IFRS Roadmap, the SEC stated that, in 2011, it will determine whether to proceed with rulemaking to require the use of IFRS by U.S. registrants beginning in 2014. The comment period on the IFRS Roadmap ended in April 2009. Further definitive guidance from the SEC regarding the IFRS Roadmap is pending. Management is assessing the potential impact of adopting IFRS on the Company's consolidated statement of financial condition.

ASC 855, *Subsequent Events* (formerly SFAS No. 165), was issued in May 2009, effective for interim and annual periods ending after June 15, 2009 and extends disclosure requirements of subsequent events to include the date through which subsequent events have been evaluated for adjustment to or disclosure in financial statements and the basis for that date. The date to be used will represent either the date the financial statements were "issued" or the date such financial statements were "available to be issued". ASC 855 defines "issued" as the date when financial statements are widely distributed to shareholders and other financial statement users for general use and reliance in a form and format that complies with the Codification and defines "available to be issued" as financial statements that are complete in a form and format that complies with the Codification and all approvals necessary for issuance have been obtained. As an SEC registrant, the Company is required to evaluate subsequent events through the date its financial statements are issued. Adoption of ASC 855 for the period ended December 31, 2009 did not have a material effect on the Company's consolidated statement of financial condition.

ASC 810, *Consolidations*, incorporates former SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*. These pending provisions of ASC 810 revise former FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities*, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) and therefore should be consolidated. Consolidation of Variable Interest Entities ("VIE's") would be based on the target entity's purpose and design as well as the reporting entity's ability to direct the target's activities, among other criteria. SFAS No. 167 was issued in June 2009 and will be effective for interim and annual periods beginning after January 1, 2010. Management is assessing the potential impact of adopting these pending provisions of ASC 810 on the Company's consolidated statement of financial condition.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Financial instruments include non-U.S. dollar currency balances and currency forward contracts. Currency forward contracts are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to effectively convert assets or liabilities denominated in different currencies. The Company uses currency forward contracts to manage the levels of its non-U.S. dollar currency balances to hedge its global exposure.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. As of December 31, 2009, the Company did not have any concentrations of credit risk.

4. SEGREGATION OF FUNDS AND RESERVE REQUIREMENTS

As a result of customer activities, IBLLC is obligated by rules mandated by its primary regulators, the SEC and the CFTC to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, the IBLLC is a member of various clearing organizations at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

In accordance with the Securities Exchange Act of 1934, IBLLC is required to maintain a separate bank accounts for the exclusive benefit of customers. At December 31, 2009, IBLLC held cash and securities of $6,133,882,886 and securities purchased under agreements to resell of $122,814,141 to satisfy this requirement.

During the year ended December 31, 2009, IBLLC performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2009, IBLLC had segregated $2,001,252 to satisfy this requirement.

In accordance with the Commodity Exchange Act, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2009, IBLLC had cash and commodities of $169,057,581, securities purchased under agreements to resell with a market value of $61,339,149, receivables from brokers, dealers and clearing organizations of $379,141,894, payables to brokers, dealers and clearing organizations of ($456,697) and commodities option contracts with net short market value of ($48,776,512) segregated to satisfy this requirement. At December 31, 2009, the net market values of long and short commodity option contracts were included in payables to brokers, dealers and clearing organizations.

In accordance with CFTC regulation 30.7, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers on

foreign boards of trade. At December 31, 2009, IBLLC had cash and securities in the amount of $15,843,102, receivables from brokers, dealers and clearing organizations of $180,896,236 and payables to brokers, dealers and clearing organizations of ($453,923) segregated to satisfy this requirement.

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, IB Corp. has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. At December 31, 2009, $7,913,849 was segregated, which was $7,705,384 in excess of the requirement.

5. NET CAPITAL REQUIREMENTS

IBLLC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. IBLLC has elected to use the alternative method permitted by the rule, which requires that IBLLC maintain minimum net capital, as defined, equal to the greater of $500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. IBLLC is also subject to the CFTC's minimum financial requirements (Regulation 1.17), which require that IBLLC maintain minimum net capital, as defined, the greater of $5,000,000 or 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin requirement for all positions carried in non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2009, IBLLC had net capital of $787,396,003, which was $702,294,278 in excess of required net capital of $85,101,725.

IB Corp. is subject to the regulatory requirements promulgated by the SEC and other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2009 as defined by these regulatory authorities were $3,917,847 and $3,493,715, respectively.

6. RELATED PARTY TRANSACTIONS

The Operating Companies are comprised of the following companies: Timber Hill LLC ("THLLC"), Timber Hill Europe AG ("THE"), Timber Hill Canada Company ("THC"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Specialists Corp. ("THSC"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Hungary Kft ("IBH"), Interactive Brokers Financial Products S.A. ("IBFP"), Interactive Brokers Forex Services LLC ("IBFS"), Interactive Brokers Software Services Estonia OU ("IBEST"), Interactive Brokers Software Services Rus ("IBRUS") and IB Exchange Corp. ("IBEC").

IBLLC, IBUK, IBC, IBI and IBSJ are registered broker-dealers in the US, Great Britain, Canada, India and Japan, respectively, and engage in execution and clearing securities services for customers and affiliates. THLLC, THE, THC, THA and THSHK are registered securities dealers in the US, Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in execution and clearing services for affiliates. IBEST, IBRUS and IBH provide the Group with computer programming services and IBEC holds certain of the Group's strategic investments. IBG LLC is the holding company for the group of operating companies. These

companies share administrative, financial and technological resources, as well as engage in security transactions such as trade execution in the ordinary course of business with the Company.

Affiliate loans and brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances between operating companies are netted by operating company.

Included in assets in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2009:

Securities borrowed	$1,385,899,018
Receivables from brokers, dealers and clearing organizations:	
Receivable from brokers and dealers	591,597,879
Unsettled currency settlements receivable	5,595,539
Mark-to-market gain on cross-currency transactions	626,445
Receivables from customers - director and officer account balances	9,801,140
Interest receivable	206,883

Included in liabilities in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2009:

Payable to customers - director and officer account balances	$211,089,637
Payables to brokers, dealers and clearing organizations:	
Unsettled currency settlements payable	205,752
Interest payable	1,472,965

7. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Return on Investment Dollar Units ("ROI Dollar Units")

Between 1998 and 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth

anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their grant and will be automatically redeemed. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted, and non-cash compensation to employees will consist primarily of grants of shares of Common Stock as described below under "2007 Stock Incentive Plan."

As of December 31, 2009, payables to employees of the Company for ROI Dollar Units were $6,446,945, of which $2,620,717 were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 9.2 million shares of Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s board of directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan. The Compensation Committee establishes the terms and conditions of the awards under the Stock Incentive Plan, including the number of awards offered to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. The Stock Incentive Plan will provide that awards will be subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but unissued shares of Common Stock awarded under the Stock Incentive Plan, or provide that any such granted but unissued shares of Common Stock will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards in connection with the IPO and is expected to continue to grant awards on or about January 1 of each year to specific employees as part of an overall plan of equity compensation. Shares of restricted Common Stock granted to employees of the Company at the time of the IPO have been or will be issued in accordance with the following schedule:

- 10% on the date of the IPO; and
- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2009, Company employees were granted awards of 539,333 shares of Common Stock, with a fair value at the date of grant of $9,426,840. These share grants were issued to IBG LLC as of December 31, 2009, to be held as Treasury Stock, and will be distributed to employees in accordance with the following schedule:

- 10% on the anniversary of the IPO; and
- an additional 15% on each of the next six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

Grants under the Stock Incentive Plan will be accrued for ratably during each year under the ASC 718, *Compensation – Stock Compensation (formerly* SFAS No. 123(R)), "Graded Vesting" method. Estimated future compensation costs for unvested awards at December 31, 2009 were $14.1 million.

2007 ROI Unit Stock Plan

Certain employees of the Company currently hold ROI Dollar Units that entitle each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. In connection with the IPO, ROI Dollar Units were, at the employee's option, redeemable for cash as currently provided for under the current ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as of December 31, 2006 may have been elected to be invested in shares of Common Stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). 193,873 shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO (or on the first anniversary of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006); and
- an additional 15% on each of the first six anniversaries of the date of the IPO (or on each of the next six anniversaries of the date of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006), assuming continued employment with IBG, Inc. and compliance with other applicable covenants.

Shares, granted under the 2007 ROI Unit Stock Plan and the Stock Incentive Plan, are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining shares to former employees will occur on or about the calendar quarter end following the anniversary of the discontinuation of employment over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. As of December 31, 2009, no shares have been distributed under these post-employment provisions.

Estimated future compensation costs for unvested awards at December 31, 2009 were $3.4 million.

The following is a summary of Stock Plan activity for the year ended December 31, 2009:

	2007 Stock Incentive Plan Shares	2007 ROI Unit Stock Incentive Plan Shares
Balance, December 31, 2008	658,598	135,607
Granted	539,333	-
Transferred in	18,639	9,156
Forfeited by employees	(9,624)	(1,660)
Distributed to employees	(94,433)	(29,481)
Balance, December 31, 2009	1,112,513	113,622

8. PROPERTY AND EQUIPMENT

Property and equipment which are included in other assets in the consolidated statement of financial condition and are comprised of leasehold improvements, computer hardware, software developed for the Group's internal use and office furniture and equipment, at December 31, 2009 consisted of:

Leasehold improvements	$15,286,144
Computer equipment	6,009,286
Internally developed software	339,871
Office furniture and equipment	3,578,685
	25,213,986
Less - accumulated depreciation and amortization	(8,251,049)
Property and equipment, net	$16,962,937

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. As of December 31, 2009, the Company has been named party to various to legal actions. The Company intends to vigorously defend these actions as necessary. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, the resolution of all ongoing legal proceedings will not have a material adverse effect on the consolidated statement of financial condition of the Company. Contingency reserves have been established in accordance with ASC 450, *Contingencies* (formerly SFAS No. 5). Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

On February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") filed a complaint, in the United States District Court for the Northern District of Illinois Eastern Division,

against IBG, Inc., IBG LLC, IBG Holdings LLC, and IBLLC ("Defendants" or "We") for direct and indirect infringement of five U.S. patents owned by Trading Technologies. The plaintiffs are seeking, among other things, damages and injunctive relief. It is not possible at this time to accurately estimate the possible loss, if any. We believe we have meritorious defenses to the allegations made in the complaint and intend to defend ourselves vigorously against them.

Guarantees

The Company provides guarantees to securities and futures clearinghouses and exchanges which meet the accounting definition of a guarantee under ASC 460, *Guarantees* (formerly FIN No. 45). Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty.

The Company is fully secured by assets in customers' accounts and any proceeds received from securities and commodities transactions entered into by the Company on behalf of customers. No contingent liability is carried on the consolidated statement of financial condition for these fully collateralized transactions.

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2019, with renewal options through January 2026. Office leases are subject to escalation clauses based on specified costs incurred by the landlord and contains a renewal election.

The Company's proportionate share of minimum future rental payment commitments, inclusive of amounts allocated by affiliates, is as follows:

2010	$3,989,256
2011	3,975,244
2012	3,870,710
2013	3,944,139
2014	2,254,656
Thereafter	5,907,960
	$23,941,965

10. COLLATERAL

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government, corporate debt, equity and non-U.S. government securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 31, 2009, the fair value of securities received as collateral, where the Company is permitted to sell or repledge the securities was $6,163,990,899, consisting of $4,524,050,285 from customers, $307,358,260 from securities purchased under agreements to resell and $1,332,582,354 from securities borrowed. The fair value of these securities that had been sold or repledged was $1,452,005,571, consisting of $122,814,141 deposited in a separate bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, $307,033,522 securities loaned, $837,613,789 securities borrowed that had been pledged to cover customer short sales, $55,931,147 securities deposited for the exclusive benefit of customers in accordance with the CFTC rules, and $128,612,972 securities that had been pledged as collateral with clearing organizations.

The Company has pledged certain firm-owned assets which are included in securities deposited with clearing organizations. The fair value at December 31, 2009 of such securities that have been pledged, where the counterparty has the right to repledge, was $1,807,920 which consisted of Canadian Treasury Bills.

11. SUBSEQUENT EVENTS

As required by ASC 855-10-50 *Subsequent Events*, the Company has evaluated subsequent events for adjustment to or disclosure in its consolidated statement of financial condition through February 26, 2010, the date the consolidated statement of financial condition was issued. No recordable or disclosable events occurred through this date.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Interactive Brokers LLC
2 Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the consolidated financial statements of Interactive Brokers LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility,

estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., the Chicago Mercantile Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,


Deloitte & Touche LLP